Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Apollo Medical Holdings, Inc. for the Apollo Medical Holdings, Inc. Employee Stock Purchase Plan and to the incorporation by reference therein of our reports dated March 1, 2023, except for effects of the restatement discussed in Note 1, as well as the reportable segments disclosures discussed in Note 21, as to which the date is August 9, 2023, with respect to the consolidated financial statements of Apollo Medical Holdings, Inc., and the effectiveness of internal control over financial reporting of Apollo Medical Holdings, Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

August 16, 2023